Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resignation of Directors, Vice Chairman and President

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to the adjustment of positions, Mr. Zhang Wei has tendered his resignation to the Company and ceased to hold the positions of non-executive director and vice chairman of the Company, and Mr. Hou Qijun has tendered his resignation to the Company and ceased to hold the positions of executive director and president of the Company, both with immediate effect. Mr. Zhang Wei also ceased to serve as the chairman of the Investment and Development Committee of the Board. Mr. Hou Qijun also ceased to serve as a member of the Examination and Remuneration Committee and the Health, Safety and Environment Committee of the Board.

Mr. Zhang Wei and Mr. Hou Qijun have confirmed that they have no disagreement with the Company and the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Mr. Zhang Wei and Mr. Hou Qijun have been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Zhang Wei and Mr. Hou Qijun for their significant contributions to the Company’s business development, management improvement and shareholder returns during their tenures.

Following the resignations of Mr. Zhang Wei and Mr. Hou Qijun, the members of the Board decreased from 11 to 9, falling below the minimum director number of 11 and the minimum vice chairman number of 1 required under the articles of association of the Company. In addition, the members of the Investment and Development Committee of the Board decreased from 2 to 1, and the members of the Examination and Remuneration Committee and the Health, Safety and Environment Committee of the Board decreased from 3 to 2, respectively, falling below the minimum number of 3 required under the respective terms of reference of above-mentioned Board Committees. In this regard, the Company will use its best endeavor to identify suitable candidates to fill the vacancies as soon as practicable.

By order of the Board PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

9 December 2019

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.